                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 2)*

                            Universal Mfg. Co.
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   913708-10-3
           --------------------------------------------------------
                                 (CUSIP Number)

                          Patricia Ann Rassmussen
                               93 Palma Drive
                          Rancho Mirage, California 92270
                               (619) 324-4887
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 5 Pages


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CUSIP No. 913708-10-3


-------------------------------------------------------------------------------
(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Patricia Ann Rasmussen
-------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member      (a)  / /
    of a Group*                                (b)  / /
-------------------------------------------------------------------------------
(3) SEC Use Only

-------------------------------------------------------------------------------
(4) Source of Funds*
    00
-------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)
-------------------------------------------------------------------------------
(6) Citizenship or Place of Organization
     United States of America
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
Beneficially Owned                 Power
by Each Reporting           --------------------------------------------------
Person With                   (8) Shared Voting
                                    Power       44,136
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power       44,136
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
       44,136
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
       5.41%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
       IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


                           Page 2 of 5 Pages

ITEM 1. SECURITY AND ISSUER.

        This statement relates to the Common Stock of Universal Manufacturing Co. ("Issuer"), a Nebraska corporation, having its principal executive offices at 405 Diagonal Street, Algona, Iowa 50511.

ITEM 2. IDENTITY AND BACKGROUND.

        PATRICIA ANN RASMUSSEN
        93 Palma Drive
        Rancho Mirage, California 92270

        Ms. Rasmussen is not currently employed.

        Ms. Rasmussen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Ms. Rasmussen is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a) The 44,136 shares of Common Stock of Universal Mfg. Co. owned by Ms. Rasmussen were acquired by gift.

ITEM 4. PURPOSE OF TRANSACTION.

        The reporting person has no plans to acquire additional securities, however, she may at any time sell some or all of the shares of the Issuer of which she owns. Ms. Rasmussen does not have any plans or proposals which relate to or would result in extraordinary corporate transactions affecting the Issuer, sale of its assets, changes in its board of directors or management, capitalization, dividend policy, business or corporate structure, charter or bylaws, or delisting of the Issuer's securities, termination of registration of the Issuer's securities or similar actions.

                              Page 3 of 5 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) According to the most recently published financial information provided by the Issuer, there were approximately 816,000 shares of the Issuer's common stock outstanding. Patricia Ann Rasmussen, at the present time, beneficially owns an aggregate of 44,136 shares of the Issuer's common stock, constituting approximately 5.41% of the outstanding shares.

        (b) Patricia Ann Rasmussen has shared voting power with her son and shared dispositive power with her daughter, with respect to the 44,136 shares.

        (c) Information with respect to acquisition of the common stock of the Issuer by the Reporting Person is set forth below:


                                                    Shares         Price Per         Where
Name of Person                      Date           Acquired          Share         Transacted
--------------                      ----           --------        ---------       ----------
Patricia Ann                       11/1/92          44,136            Gift            NASDAQ
Rasmussen                                                                            SmallCap


        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        None.

                                Page 4 of 5 Pages

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                              September 7, 1999
                                       ----------------------------------------
                                       (Date
                                              Patricia A. Rasmussen
                                       ----------------------------------------
                                       (Signature)

                                       ----------------------------------------
                                       (Name/Title)


                           Page 5 of 5 Pages